Exhibit 12.1

WMG Music Group Corp.

Computation of Ratio of Earnings to Fixed Charges

	Historical						12 Months Ended	Predecessor	Successor
	Years ended September 30,					Nine Months Ended
(Dollars in Millions)	2006	2007	2008	2009	2010	June 30, 2011	September 30, 2011	From October 1, 2010 through July 19, 2011	From July 20, 2011 through September 30, 2011
Net Loss attributable to WMG Music Group Corp.	$60	$(21)	$(56)	$(100)	$(143)	$(102)	$(205)	(174)	(31)
Add: income taxes	$47	$49	$49	$50	$41	$20	$30	27	3
Add: loss from discontinued operations	$—	$13	$21				$—	$—	$—

Income (Loss) before Income Taxes	$107	$41	$14	$(50)	$(102)	$(82)	$(175)	$(147)	$(28)

Add:
Fixed Charges	191	194	192	208	203	151	227	162	65

Income as adjusted before income taxes	$298	$235	$206	$158	$101	$69	$52	$15	$37

Fixed Charges:
Total interest expense	$180	$182	$180	$195	$190	$141	$213	151	62
Portion of rental expense representative of interest *	11	12	12	13	13	10	14	11	3

	$191	$194	$192	$208	$203	$151	$227	$162	$65

Ratio of Earnings to Fixed Charges	1.56	1.21	1.07	0.76	0.50	0.46	0.23	0.09	0.57

*	Estimated at 1/3 of total rent expense